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                                                                      Exhibit 18

November 11, 2003

Nationwide Financial Services, Inc.
Columbus, Ohio

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Nationwide Financial Services, Inc. (the "Company") for the three-month and nine-month periods ended September 30, 2003, and have read the Company's statements contained in note 8 to the unaudited condensed consolidated financial statements included therein. As stated in note 8, the Company changed the reporting classification of its obligated mandatorily redeemable capital and preferred securities of subsidiary trusts to a component of long-term debt. Previously, the capital and preferred securities were specifically identified and classified between liabilities and shareholders' equity. The Company states that the newly adopted accounting principle is preferable in the circumstances because the Company has utilized these structures as an additional source of long-term borrowing. In addition, (a) the capital and preferred securities require periodic distributions of cash; and (b) the underlying junior subordinated debentures of the Company have specified maturity dates, upon which time the remaining outstanding principal of those debentures is repaid, the cash received upon repayment of the debentures must be used to redeem the capital and preferred securities and the subsidiary trusts are required to be terminated. Because the capital and trust preferred securities embody a present obligation of the Company to transfer assets at a specified date and these described characteristics more closely align with other long-term debt reported by the Company, management believes this classification more appropriately reflects the nature of these instruments. Prior period presentation was also reclassified. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2002, nor have we audited the information set forth in the aforementioned note 8 to the unaudited condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP
Columbus, Ohio